UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 9, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is supplemental disclosure related to the Company’s 2014 Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2015 (File No. 001-36294).

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-202456), filed with the SEC on March 3, 2015 and declared effective on March 13, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: April 9, 2015	By:	/S/ JÖRN ALDAG
Jörn Aldag
Chief Executive Officer

INDEX TO EXHIBITS

Number	Description

99.1	Supplemental disclosure related to the Company’s 2014 Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2015 (File No. 001-36294).